

June 28, 2013

<u>Via E-mail</u>
J. Theodore Borter
President
GS Mortgage Securities Corporation II
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

    Re: **GS Mortgage Securities Trust 2011-GC5**
                  GS Mortgage Securities Trust 2012-GC6
                  GS Mortgage Securities Trust 2012-GCJ7
                  Forms 10-K/A for the Fiscal Year Ended December 31, 2012
                  Filed June 25, 2013
                  File No. 333-171508-01, 333-171508-02, 333-171508-03

Dear Mr. Borter:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Rolaine S. Bancroft

                              Rolaine S. Bancroft
                              Senior Special Counsel

 cc: Michael S. Gambro